Exhibit 99.1

First Pre-Order Secured by Promo Drone for Starling X.2

Promo Drone’s Starling X.2 manufactured by Draganfly is a versatile rapid-response messaging drone that can communicate and promote important information in various sectors, including public safety, emergency response, outdoor events, advertising, marketing, and fan-centric experiences.

Los Angeles, CA. August 29, 2023 – Draganfly Inc. (NASDAQ: DPRO) (CSE: DPRO) (FSE: 3U8A) (“Draganfly” or the “Company”), an award-winning, industry-leading drone solutions and systems developer, is pleased to announce that Promo Drone is receiving initial orders for the Starling X.2, the rapid-response messaging and aerial advertising platform developed in collaboration between Promo Drone and Draganfly.

The Starling X.2 incorporates Draganfly’s versatile, and easy-to-assemble Commander 3 XL airframe with Promo Drone’s video display technology featuring ultra-bright LED display panels to communicate and promote important information in various sectors, including public safety, emergency response, outdoor events, advertising, marketing, and fan-centric experiences.

The Starling X.2 was designed to improve the capabilities of first responders in critical situations and to enhance monetization and entrepreneurial opportunities for drone operators. By providing a highly visible aerial messaging platform, the drone enhances situational awareness during natural disasters, rallies, search and rescue operations, and other essential notifications. This contributes significantly to awareness, public preparedness and responsiveness.

“This is an exciting time for Promo Drone,” remarked Jamar Williams, Founder and CEO of Promo Drone. “Through our collaboration with Draganfly, we’ve created a revolutionary system that reaches new horizons and creates new pathways for attracting attention and engaging any audience. Whether it’s broadcasting critical updates during natural disasters, issuing community alerts, conducting search and rescue missions, or elevating your brand with captivating aerial campaigns, the Starling X.2 is set to redefine what’s possible.”

“It is always so exciting to see our customers meeting with success on the new products they allow us to help design and manufacture with them. The Starling X.2, whether applied to enhance advertising, amplify participation in events, or assist emergency and first responder communications, redefines how drone technology can be used for communication purposes,” says Cameron Chell, President and CEO of Draganfly. “This drone is also an example of how an innovative partnership can drive technology to enhance communication and public awareness.”

For those interested in securing the Starling X.2, early reservations made before October 31, 2023, will benefit from a 5% discount off the purchase price. The anticipated commercial release of the Starling X.2 is set for 2024.

Reserve the Starling X.2 here.

About Draganfly

Draganfly Inc. (NASDAQ: DPRO; CSE: DPRO; FSE: 3U8A) is the creator of quality, cutting-edge drone solutions, software, and AI systems that revolutionize how organizations can do business and service their stakeholders. Recognized as being at the forefront of technology for over 24 years, Draganfly is an award-winning industry leader serving the public safety, agriculture, industrial inspections, security, mapping, and surveying markets. Draganfly is a company driven by passion, ingenuity, and the need to provide efficient solutions and first-class services to its customers around the world with the goal of saving time, money, and lives.

For more information on Draganfly, please visit us at www.draganfly.com.
For additional investor information, visit https://www.thecse.com/en/listings/technology/draganfly-inc, https://www.nasdaq.com/market-activity/stocks/dpro, or https://www.boerse-frankfurt.de/equity/draganfly-inc-1.

Media Contact
Arian Hopkins
email: media@draganfly.com

Company Contact
Email: info@draganfly.com

Forward-Looking Statements

This release contains certain “forward looking statements” and certain “forward-looking information” as defined under applicable securities laws. Forward-looking statements and information can generally be identified by the use of forward-looking terminology such as “may”, “will”, “expect”, “intend”, ”estimate”, “anticipate”, “believe”, “continue”, “plans” or similar terminology. Forward-looking statements and information are based on forecasts of future results, estimates of amounts not yet determinable and assumptions that, while believed by management to be reasonable, are inherently subject to significant business, economic and competitive uncertainties and contingencies. Forward-looking statements include, but are not limited to, statements with respect to statements about the Starling X.2’s ability to, among other things, enhance situational awareness during natural disasters, rallies, search and rescue operations. Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause the Company’s actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out here in, including but not limited to: the potential impact of epidemics, pandemics or other public health crises, including the COVID-19 pandemic, on the Company’s business, operations and financial condition; the successful integration of technology; the inherent risks involved in the general securities markets; uncertainties relating to the availability and costs of financing needed in the future; the inherent uncertainty of cost estimates; the potential for unexpected costs and expenses, currency fluctuations; regulatory restrictions; and liability, competition, loss of key employees and other related risks and uncertainties disclosed under the heading “Risk Factors” in the Company’s most recent filings filed with securities regulators in Canada on the SEDAR website at www.sedar.com and with the United States Securities and Exchange Commission (the “SEC”) on EDGAR through the SEC’s website at www.sec.gov. The Company undertakes no obligation to update forward-looking information except as required by applicable law. Such forward-looking information represents managements’ best judgment based on information currently available. No forward-looking statement can be guaranteed and actual future results may vary materially. Accordingly, readers are advised not to place undue reliance on forward-looking statements or information.